Exhibit 99.1

30 April 2025

PureTech Health plc

PureTech Announces Annual Results for Year Ended December 31, 2024

Innovation engine drives meaningful clinical, regulatory, and financial milestones, including positive Phase 2b results for wholly-owned deupirfenidone (LYT-100) in IPF, compelling Phase 1b data for wholly-owned LYT-200 in AML and solid tumors, FDA approval of PureTech-invented Cobenfy™1 for schizophrenia, and rapid growth of Founded Entity2, Seaport Therapeutics, which raised over $325 million

Capital-efficient operations support robust balance sheet with PureTech level cash, cash equivalents, and short-term investments of $366.8 million3 and consolidated cash, cash equivalents, and short-term investments of $367.3 million4 as of December 31, 2024, with operational runway into at least 2027

As of March 31, 2025, PureTech level cash, cash equivalents and short-term investments were $339.1 million5

Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) today announces its results for the year ended December 31, 2024, as well as its cash balance as of the first quarter ended March 31, 2025. The following information represents select highlights from the full UK Annual Report and Accounts, except as noted herein, a portion of which will be filed as an exhibit to PureTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, to be filed with the United States Securities and Exchange Commission (the “SEC”) and will also be available later today at https://investors.puretechhealth.com/financials-filings/reports.

Webcast and conference call details

Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, April 30, 2025, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech’s website under the Events and Presentations tab. To join by phone, please dial:

United Kingdom (Local): +44 20 3936 2999

United States (Local): +1 646 233 4753

Global Dial-In Numbers

Access Code: 018948

For those unable to listen to the call live, a replay will be available on the PureTech website.

Commenting on the annual results, Bharatt Chowrira, Ph.D., J.D., Chief Executive Officer of PureTech, said:

“2024 was a defining year for PureTech. Our unique hub-and-spoke model delivered transformative progress across our Wholly-Owned6 and Founded Entity programs, advancing our mission and generating meaningful value for patients and shareholders.

“The FDA approval of Cobenfy™ (formerly KarXT)—the first new mechanism for schizophrenia in over 50 years—was a milestone, not only for the field, but for PureTech. Invented by our team and advanced by Karuna Therapeutics, now part of Bristol Myers Squibb (BMS), the program exemplifies our ability to translate bold scientific ideas into impactful therapies. With approximately $1.1 billion in cash generated from an initial $18.5 million investment, it also demonstrates the financial strength of our model.

“That strength was further validated by the positive results from our Phase 2b trial of our wholly-owned deupirfenidone (LYT-100), which showed the potential to stabilize lung function decline over 26 weeks in patients with idiopathic pulmonary fibrosis (IPF)—a result that, to our knowledge, has not been demonstrated with any other investigational therapy in IPF to date. Based on these data, we believe that deupirfenidone has the potential to become a new standard-of-care treatment for this debilitating rare disease and to help many patients who currently remain untreated. We are targeting a meeting with the FDA before the end of the third quarter, with the goal of initiating a Phase 3 trial by the end of the year. Subject to feedback from the FDA with respect to trial design, we don’t believe our current cash balance would be sufficient to fully fund a Phase 3 trial. As such, we are focused on identifying external sources of capital to advance this program and unlock the full potential of this promising therapy.

“We also advanced LYT-200 through our Founded Entity, Gallop Oncology, where it is emerging as a promising candidate for the treatment of both hematological malignancies and solid tumors. In the ongoing acute myeloid leukemia (AML) trial, LYT-200 has demonstrated clinical activity and disease stabilization in heavily pretreated patients, both as a monotherapy and in combination with standard-of-care therapy. In the recently completed head and neck cancer trial, topline data with LYT-200 shared for the first time today demonstrate a favorable safety profile, disease control, and early signs of efficacy.

“We also launched Seaport Therapeutics, which raised over $325 million in two oversubscribed financings to advance neuropsychiatric candidates that were identified at PureTech based on our Glyph platform. This momentum underscores the durability and scalability of our innovation engine, which has produced 29 therapeutic candidates to date—three of which have achieved FDA approval.

“As we look ahead, our focus remains clear: to execute with discipline, continue to harness our highly productive innovation R&D engine with high capital efficiency, maintain a strong balance sheet, and unlock the full potential of our programs to drive long-term patient impact and shareholder value. We are proud of what we achieved in 2024—and we are energized by the opportunities that lie ahead.”

2024 and Early 2025 Operational Highlights

For full details, please see PureTech’s 2024 Annual Report.

Delivered clinical, regulatory, and financial milestones across our Wholly-Owned Programs and Founded Entities, reinforcing the strength of our innovative R&D engine and its potential to drive long-term value for patients and shareholders. Key highlights include the following:

•	Deupirfenidone (LYT-100)

•	PureTech continued to progress the development of deupirfenidone as a potential new standard of care for the treatment of IPF, a progressive and fatal lung disease.

•

In December 2024, PureTech announced positive topline results from the ELEVATE IPF Phase 2b clinical trial, which achieved its primary endpoint and key secondary endpoints. In addition to the overall strong, consistent and durable efficacy seen, both doses of deupirfenidone were generally well tolerated, with the higher dose demonstrating the unprecedented potential to stabilize lung function over 26 weeks. The deupirfenidone 825 mg TID arm also had an effect size, compared to placebo, that was 50% greater than that seen with pirfenidone (80.9% vs. 54.1%, respectively). Additionally, preliminary pharmacokinetic results indicate that deupirfenidone 825 mg TID achieved ~50% higher exposure than pirfenidone 801 mg TID, corresponding with the greater efficacy results demonstrated with deupirfenidone 825 mg TID.

•

The ELEVATE IPF open label extension (OLE) study is ongoing. As of the March 2025 post-period, 140 patients have continued in the OLE, with 85 patients having received at least 52 weeks of treatment with deupirfenidone. Preliminary data from those receiving deupirfenidone 825 mg TID indicate that the significant slowing of lung function decline observed in Part A of the trial has been sustained through 52 weeks of treatment, supporting the durability of the treatment effect with this dose and its potential to stabilize lung function decline over time.

•

PureTech intends to discuss the results from the Phase 2b trial with the FDA and is targeting a meeting before the end of Q3 2025, with the goal of initiating a Phase 3 trial by the end of 2025. The Company anticipates providing further guidance later this year following the finalization of the trial design and FDA interactions.

•	PureTech will present additional details from the Phase 2b trial at the American Thoracic Society International Conference in May 2025.

•	Gallop Oncology (Gallop):

•

PureTech continued to progress its wholly-owned Founded Entity, Gallop, which is advancing LYT-200 (anti-galectin-9 mAb) for the treatment of hematological malignancies, such as AML and high-risk myelodysplastic syndromes (MDS), and locally advanced/metastatic, relapsed/refractory solid tumors including head and neck cancers.

•

LYT-200 is currently being evaluated in an ongoing Phase 1b trial in relapsed/refractory AML and MDS, both as a monotherapy and in combination with venetoclax/hypomethylating agents (HMA). As of the April 2025 post-period, LYT-200 has shown a favorable safety profile across both arms and all dose levels with no dose limiting toxicities, as well as promising clinical efficacy, as characterized by complete and partial responses, hematological improvement, and sustained disease management. Importantly, treatment with LYT-200 in combination with venetoclax/HMA has resulted in 6 complete responses, 1 morphological leukemia-free state, and 50% of patients experiencing stable disease. Topline results are expected in Q3 2025.

•

In the 2025 post-period, the Phase 1b trial evaluating LYT-200 as a monotherapy and in combination with tislelizumab for the treatment of locally advanced/metastatic, relapsed/refractory solid tumors including head and neck cancers was successfully completed. LYT-200 demonstrated a favorable safety profile in all cohorts and showed disease control and initial efficacy signals. The trial demonstrated durable responses—including a complete response lasting over two years—in head and neck cancer patients treated with LYT-200 in combination with tislelizumab. For additional trial details, please see pages 14 to 15 of PureTech’s 2024 Annual Report.

•

In 2024 and the early 2025 post-period, LYT-200 received both Fast Track (January 2025 post-period) and Orphan Drug (February 2024) designations from the FDA for the treatment of AML, underscoring its potential to address a serious condition with high unmet need.

•

In March 2024, the FDA granted Fast Track designation to LYT-200 in combination with anti-PD-1 therapy for the treatment of recurrent/metastatic head and neck cancer, supporting the advancement of the program in solid tumors.

•	Karuna Therapeutics (Karuna; a wholly owned subsidiary of BMS):

•

In September 2024, BMS announced that Cobenfy™ (formerly known as KarXT) received FDA approval for the treatment of schizophrenia in adults. The FDA approval triggered two separate milestone payments to PureTech totaling $29 million under agreements with Royalty Pharma and PureTech’s Founded Entity, Karuna (now BMS). Under these agreements, PureTech is also entitled to potential future payments related to additional milestones as well as approximately 2% royalties on net annual sales over $2 billion.

•	Seaport Therapeutics (Seaport):

•

PureTech launched Seaport with a $100 million oversubscribed Series A financing to advance novel neuropsychiatric medicines powered by the Glyph platform identified by, characterized, and validated at PureTech. This was followed by a $226 million oversubscribed Series B financing, bringing the total capital raised by Seaport to $326 million since April 2024.

•	Vedanta Biosciences (Vedanta):

•

In May 2024, Vedanta enrolled the first patient in the pivotal Phase 3 RESTORATiVE303 study of VE303 for the prevention of recurrent C. difficile infection (rCDI). This study is intended to form the basis for a Biologics License Application to be filed with the FDA.

•

In the January 2025 post-period, Vedanta published additional results from the VE303 Phase 2 CONSORTIUM clinical trial in Nature Medicine, providing a new level of profiling of the multiple mechanisms by which VE303 may decrease the odds of rCDI.

•	Vedanta anticipates topline results from its Phase 2b clinical trial of VE202 in ulcerative colitis in 2025.

•	Vor Biopharma (Nasdaq: VOR)

•

In 2024, Vor continued to progress its Phase 1/2 VBP101 study of treatment with trem-cel, a shielded stem cell transplant lacking CD33 manufactured by Vor, followed by Mylotarg™, a CD33-directed Antibody Drug Conjugate therapy, in patients with AML and MDS. Trem-cel + Mylotarg continued to show durable engraftment, shielding from Mylotarg on-target toxicity, a broadened Mylotarg therapeutic window and early evidence of improved relapse-free survival compared to published high-risk AML comparators. Vor received supportive feedback from the FDA regarding a registrational clinical trial design.

•

In 2024, Vor also dosed the first patient in VBP301, a Phase 1/2, multicenter, open-label, first-in-human study of VCAR33ALLO, a CAR-T cell therapy, in patients with relapsed or refractory AML after standard-of-care transplant or a trem-cel transplant and received both Fast Track designation and Orphan Drug designation from the FDA.

Financial Highlights

•

PureTech level cash, cash equivalents and short-term investments were $366.8 million[3] as of December 31, 2024, based on consolidated cash, cash equivalents and short-term investments were $367.3 million[4] as of December 31, 2024.

•	PureTech’s Founded Entities raised $397.5 million in 2024,[7] of which over 88% came from third parties.

•	PureTech level cash, cash equivalents and short-term investments were $339.1 million[5], based on consolidated cash, cash equivalents and short-term investments of $339.5 million[4], as of March 31, 2025.

•	PureTech has operational runway into at least 2027.

PureTech Health will release its Annual Report for the year ended December 31, 2024, today. In compliance with the Financial Conduct Authority’s Listing Rule 9.6.3, the following documents will be submitted to the National Storage Mechanism today and be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

•	Annual Report and Accounts for the year ended December 31, 2024; and

•	Notice of 2025 Annual General Meeting (AGM).

Printed copies of these documents together with the Form of Proxy will be posted to shareholders in accordance with applicable UK rules. The Company will provide a hard copy of the Annual Report containing its audited financial statements, free of charge, to its shareholders upon request in accordance with Nasdaq requirements. Requests should be directed in writing by email to ir@puretechhealth.com. Copies will also be available electronically on the Investor Relations section of the Company’s website at https://investors.puretechhealth.com/financials-filings/reports.

PureTech’s 2025 AGM will be held on June 16, 2025, at 11:00am EDT /4:00pm BST at the Company’s Corporate Headquarters at 6 Tide Street, Suite 400, Boston, Massachusetts, United States.

Shareholders are strongly encouraged to submit a proxy vote in advance of the meeting and to appoint the Chair of the meeting to act as their proxy. If a shareholder wishes to attend the meeting in person, we ask that the shareholder notify the Company by email to ir@puretechhealth.com to assist us in planning and implementing arrangements for this year’s AGM.

Any specific questions on the business of the AGM and resolutions can be submitted ahead of the meeting by e-mail to ir@puretechhealth.com (marked for the attention of Mr. Charles Sherwood).

Shareholders are encouraged to complete and return their votes by proxy, and to do so no later than 4:00pm BST on June 12, 2025. This will appoint the chair of the meeting as proxy and will ensure that votes will be counted even though attendance at the meeting is restricted and you are unable to attend in person. Details of how to appoint a proxy are set out in the notice of AGM.

PureTech will keep shareholders updated of any changes it may decide to make to the current plans for the AGM. Please visit the Company’s website at www.puretechhealth.com for the most up to date information.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep portfolio through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including three that have been approved by the U.S. Food and Drug Administration. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration-enabling studies. All of the underlying programs and platforms that resulted in this portfolio of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to expectations regarding PureTech’s and its Founded Entities’ future prospects, development plans and strategies, including the success and scalability of the Company’s R&D model, the progress and timing of clinical trials and data readouts, the timing of potential regulatory submissions, and the sufficiency of available resources and expected operational runway. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our ability to realize value from our Founded Entities; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our programs are designed to target; our ability to realize the benefits of our collaborations, licenses and other arrangements; the impact of government laws and regulations; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events; and those additional important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, to be filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech	EU/UK media	U.S. media

Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 puretech@fticonsulting.com	Justin Chen +1 609 578 7230 jchen@tenbridgecommunications.com

1

Certain third-party trademarks are included here; PureTech does not claim any rights to any third-party trademarks. COBENFY™ (xanomeline and trospium chloride) is indicated for the treatment of schizophrenia in adults. For Important Safety Information, see U.S. Full Prescribing Information, including Patient Information on COBENFY.com. Following the acquisition of Karuna, KarXT is now under the stewardship of Bristol Myers Squibb and will be marketed as Cobenfy.

2

As of the date of this report, Founded Entities represent companies founded by PureTech in which PureTech maintains ownership of an equity interest and/or, in certain cases, is eligible to receive sublicense income, milestone payments and royalties on product sales. References to Founded Entities include PureTech’s ownership interests in Gallop Oncology, Inc., Seaport Therapeutics, Inc., Vedanta Biosciences, Inc., Vor Biopharma, Inc., Entrega, Inc., Sonde Health, Inc., for all dates prior to July 2, 2024, Akili Interactive Labs, Inc., for all dates prior to March 18, 2024, Karuna Therapeutics, Inc., for all dates prior to October 30, 2023, Gelesis, Inc., for all dates prior to December 21, 2023, Follica, Incorporated, and for all dates prior to December 18, 2019, resTORbio.

3

PureTech level cash, cash equivalents and short-term investments excludes cash and cash equivalents at non-wholly owned subsidiary of $0.5m. PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments measure, please see below under the heading “Financial Review.”

4	For more information in relation to the Consolidated cash, cash equivalents and short-term investments measure, please see below under the heading “Financial Review.”
5

PureTech level cash, cash equivalents and short-term investments as of March 31, 2025, is an unaudited figured and excludes cash and cash equivalents at non-wholly owned subsidiary of $0.4m. PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments measure, please see below under the heading “Financial Review.”

6

Wholly-Owned Programs are comprised of the Company’s current and future therapeutic candidates and technologies that are developed by the Company’s wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company’s funding or non-dilutive sources of financing. As of December 31 ,2024, Wholly-Owned Programs were developed by the wholly-owned subsidiaries including PureTech LYT, Inc., PureTech LYT 100, Inc. and Gallop Oncology, Inc. and included primarily the programs deupirfenidone (LYT-100) and LYT-200.

7	Funding figure includes private convertible notes and public offerings. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations.

Letter from the Chair

A Year of Successes for PureTech Innovation

These achievements highlight the power of our proven hub-and-spoke model to advance science, build value, and deliver meaningful outcomes.

2024 was a landmark year for PureTech—one defined by breakthrough achievements that created long-term value for both patients and shareholders. These accomplishments reflect not only the power of our innovation engine but also the dedication, discipline, and excellence of the PureTech team. From bold scientific bets to smart capital decisions, this year demonstrated what’s possible when vision meets execution.

We reached major milestones throughout the year, including the third FDA approval for a therapeutic invented at PureTech, transformative financings for Seaport Therapeutics (a PureTech Founded Entity), and unprecedented clinical results for deupirfenidone (LYT-100), an asset fully owned by PureTech. These achievements, supported by a strong year-end balance sheet of $367 million1, underscore the strength of our capital-efficient and disciplined approach.

A standout achievement was the U.S. FDA approval of KarXT—now marketed by Bristol Myers Squibb (BMS) as Cobenfy™—for the treatment of schizophrenia in adults. Invented and initially developed at PureTech, Cobenfy represents the first drug with a novel mechanism of action for schizophrenia in over 50 years, underscoring our scientific invention and leadership. Complementing this historic approval was a major financial milestone: the acquisition of Karuna Therapeutics, our Founded Entity that shepherded Cobenfy through late-stage development, by BMS for $14 billion. Through the monetization of our equity holdings—including proceeds from the BMS acquisition and a strategic royalty agreement—PureTech has generated approximately $1.1 billion in cash from the $18.5 million it initially invested in the program. Together, these achievements highlight the power of our proven hub-and-spoke model (see page 10 of our Annual Report) to advance science, build value, and deliver meaningful outcomes.

Expanding on this success, we launched Seaport Therapeutics—our latest Founded Entity. Seaport builds on our leadership in neuroscience, a field where we reignited broader investment interest through the success of Karuna. Several key team members from Karuna are now involved at Seaport, leveraging their expertise to advance a promising pipeline of neuropsychiatric medicines. With over $325 million raised across two oversubscribed Series A and Series B financings, Seaport is now advancing multiple drugs developed at PureTech using the Glyph platform that PureTech validated and advanced.

Perhaps the most defining moment of 2024 came in December with the announcement of positive results from ELEVATE IPF, our global Phase 2b trial of deupirfenidone in idiopathic pulmonary fibrosis (IPF). The trial met its primary and key secondary endpoints, demonstrating the potential of deupirfenidone to stabilize lung function decline and meaningfully improve patient outcomes—an advance that could redefine the standard of care for IPF. These results again prove the strength of our scientific platform and our team’s ability to translate bold ideas into patient-impacting innovation. Advancing deupirfenidone into Phase 3 is now a strategic priority for PureTech, which we aim to accomplish with financial partners.

Recognizing the significant cash realizations made from our success with Karuna, we also were able to return significant levels of cash to our shareholders during the year against a challenging macroeconomic backdrop. We returned $100 million through a Tender Offer and completed a $50 million share buyback program, which was initiated in 2022. Notably, we accomplished these returns without raising capital from public equity markets for seven consecutive years—all while driving significant patient progress, advancing our pipeline, and maintaining a very strong balance sheet. These actions reflect our confidence in PureTech’s intrinsic value and our commitment to delivering returns for shareholders. At the same time, the Board recognizes that there remains a disconnect between the value of PureTech’s assets and our share price. We are working closely with the CEO and management team to explore all strategic options to address this gap—including recent take-private discussions—with the goal of unlocking value in a manner that is in the best interest of all shareholders.

The Board has been a steadfast partner throughout this journey—providing strategic oversight, financial discipline, and an unwavering commitment to our long-term mission. As part of this commitment, I traveled to the UK in 2024 to meet directly with several shareholders, reflecting the Board’s active engagement and dedication to maintaining strong, direct relationships with our investor base. I am proud to serve alongside such a thoughtful and forward-looking group. Their counsel has been instrumental in navigating complexity and driving results.

On behalf of the Board, I extend my deepest gratitude to our shareholders for their continued support. Your confidence empowers us to pursue life-changing therapies and deliver on our vision. To the entire PureTech team—thank you. Your scientific excellence, operational rigor, and relentless drive have made this year possible.

Looking ahead, we remain grounded in the disciplined approach that has long defined PureTech—prioritizing capital efficiency, thoughtful resource allocation, and strategic agility and flexibility. The momentum we have built in 2024 has positioned us for a future of continued impact, and we remain steadfast in our mission to deliver novel medicines that transform patient outcomes.

Raju Kucherlapati, Ph.D.

Board Chair

April 30, 2025

Letter from the Chief Executive Officer

Delivering on Our Strategy

We remain deeply focused on executing a strategy that maximizes value for our shareholders while advancing our mission to improve patients’ lives.

2024 was a defining year for PureTech—one in which the programs we cultivated through our R&D engine came to fruition in ways that delivered meaningful impact for patients and showcased the strength of our innovation engine.

We saw the full arc of our strategy on display: from unprecedented clinical results with our wholly-owned program that could reshape the standard of care in a major disease area, to the FDA approval of a first-in-class therapy for schizophrenia that began with our team, to the launch and successful financing of a new Founded Entity in neuropsychiatry. These moments weren’t isolated wins—they were outcomes of a deliberate and disciplined model that translates scientifically validated biology into therapies for areas of high unmet need.

Among the most significant milestones of the year was the progress of our wholly-owned program, deupirfenidone (LYT-100), which delivered transformative results in our Phase 2b ELEVATE IPF trial. This randomized, double-blind, placebo- and active-controlled study evaluated two dose levels of deupirfenidone in patients with idiopathic pulmonary fibrosis (IPF), a progressive and fatal lung disease. The trial met its primary and key secondary endpoints, with the higher dose demonstrating the potential to stabilize lung function decline over 26 weeks. To our knowledge, this is an achievement unmatched by any other investigational IPF therapeutic to date. Notably, this higher dose also showed an effect size that was 50% greater than that seen in our trial with pirfenidone (80.9% vs. 54.1%, respectively), further underscoring its potential for superior efficacy. Importantly, deupirfenidone was generally well-tolerated at this higher dose, overcoming the tolerability limitations that constrain current standard-of-care therapies and limit their effectiveness. Furthermore, I’m pleased that we continue to see strong preliminary data from our ongoing open label extension (OLE) trial. As of March 14, 2025, 140 patients have continued in the OLE, and 85 patients have received at least 52 weeks of treatment with deupirfenidone. These preliminary OLE data show that the potential for stabilization of lung function decline demonstrated with deupirfenidone 825 mg TID was maintained out to 52 weeks. These results suggest the potential for deupirfenidone to offer improved efficacy without compromising safety and position it as a potential new standard-of-care, not only in IPF, but also potentially in other underserved fibrotic lung diseases. We intend to discuss these results with the FDA before the end of the third quarter of 2025 to align on a potential registrational pathway, with the goal of initiating a Phase 3 trial by the end of the year. We anticipate providing further guidance later this year following the finalization of the trial design and FDA interactions. We will also be presenting details from the Phase 2b ELEVATE IPF trial at the American Thoracic Society International Conference in May 2025.

We are committed to advancing deupirfenidone while maintaining capital efficiency, in line with our proven strategy. Subject to feedback from the FDA with respect to trial design, as well as historical data from other Phase 3 IPF studies, we don’t believe our current cash balance would be sufficient to fully fund a Phase 3 trial. We have therefore initiated discussions to explore a range of funding mechanisms—including a potential spin-out of the program into a new Founded Entity and accessing external equity financing, similar to our approach with Karuna and Seaport; project or royalty-based financing; and strategic partnerships – which may be used in combination, to support the program’s continued development as we don’t intend to fully fund a Phase 3 trial on our own. We will, however, continue to fund the program in the interim to maintain development momentum.

While deupirfenidone represents our next wave of innovation, we also saw the full potential of our model realized through the FDA approval of Cobenfy™ (formerly KarXT), which became the first new mechanism approved for schizophrenia in over 50 years. Invented at PureTech and advanced by our Founded Entity Karuna Therapeutics, Cobenfy’s approval by the FDA in 2024, following Karuna’s acquisition by BMS for approximately $14 billion, marked the culmination of years of scientific, clinical, and strategic execution. Through our equity and royalty interest in Karuna, we not only delivered shareholder returns, but also reinforced the self-funded cycle that fuels our broader pipeline.

Another example of our flexible funding model in motion is Seaport Therapeutics, launched in 2024 to develop neuropsychiatric candidates based on the Glyph platform validated and advanced by PureTech. The rapid growth of Seaport—including more than $325 million raised across its Series A and B rounds in just six months—demonstrates continued external conviction in our R&D engine and our ability to build high-quality companies around transformational programs.

Several other programs had important developments this year. Our newest Founded Entity, Gallop Oncology, is advancing LYT-200 for the potential treatment of hematological malignancies and solid tumors. LYT-200, which targets galectin-9, received FDA Fast Track designation for both acute myeloid leukemia (AML) and head and neck cancers, was granted Orphan Drug Designation for AML, and delivered encouraging data across its two clinical trials. The ongoing Phase 1b trial in AML and high-risk myelodysplastic syndromes (MDS) has shown clinical activity and disease stabilization in heavily pretreated patients, both as a monotherapy and in combination with venetoclax/hypomethylating agents (HMA), along with a favorable safety profile. Data were presented at the American Society for Hematology in 2024, and – since then – the trial has continued to demonstrate robust efficacy and safety. As of April 28, 2025, treatment with LYT-200 has resulted in one complete response (CR), three partial responses (PRs) and more than 50% of patients treated experienced stable disease. When administered in combination with venetoclax/HMA, results as of April 28, 2025, demonstrate that LYT-200 may enhance the efficacy of standard-of-care therapies, resulting in 6 CRs, 1 morphological leukemia-free state, and 50% of patients experiencing stable disease. The average time on combination therapy was four months as of the data cutoff, which is meaningful in a patient population whose time to progression tends to be less than one month and whose overall survival averages 1.7-2.4 months with standard-of-care therapy. We’re also pleased to share topline results from the head and neck cancer study, which showed a favorable safety profile in all cohorts, disease control, and initial efficacy signals, including one CR lasting more than two years. Additional details from both studies are available on pages 14-15 of our Annual Report.

Our Founded Entity Vedanta Biosciences initiated its pivotal Phase 3 program for VE303 in recurrent C. difficile infection, and Vor Bio continued to make clinical progress with trem-cel (VOR33), a promising shielded transplant platform for patients with AML.

Taken together, these milestones reflect a robust innovation engine that spans the biotech lifecycle from discovery through commercialization and delivers impact across multiple therapeutic areas. Our hub-and-spoke model has enabled us to achieve this with scientific rigor, executional discipline, and capital efficiency.

Despite the strength of our innovation engine and the significant milestones we have achieved, our market capitalization has not reflected the underlying value of our business for some time. This persistent disconnect has remained despite meaningful efforts over the past several years—including the return of $150 million to shareholders via share buybacks and a Tender Offer, engaging in significant investor outreach and capital market activities, attaining a dual listing on Nasdaq, and making strategic shifts in our model—all while delivering meaningful scientific, clinical, and financial milestones that we believe demonstrate the inherent strength of our business. In response, we have been evaluating a range of potential pathways to better align our market value with the strength of our underlying assets and long-term potential. These efforts are grounded in a clear objective: to address structural challenges and deliver value to shareholders in a way that reflects both the maturity of our business and the opportunity ahead.

We remain deeply focused on executing a strategy that maximizes value for our shareholders while advancing our mission to improve patients’ lives, and we will carefully consider any opportunity that arises to create value for our shareholders.

Our balance sheet remains strong, with $367 million as of December 31, 2024,1 and we are committed to maintaining financial discipline by allocating capital efficiently to high-impact programs while actively pursuing external funding opportunities. This measured approach allows us to protect our balance sheet while preserving flexibility in a volatile market environment. Our model has always emphasized capital efficiency, and we remain confident in our ability to build value through disciplined execution and strategic agility.

I want to thank each member of the PureTech team for their contributions to our work and culture—what we’ve accomplished together is rare and meaningful. I’m also grateful to our Board of Directors for their steadfast guidance and partnership.

Finally, to our broader community of collaborators—patients, advocates, clinicians, partners—and to our shareholders, thank you. Your trust and support have been essential to our journey, especially over the past year as I stepped into the role of CEO. We’re deeply grateful for the belief you’ve placed in our vision, our model, and our team. It is a privilege to pursue this mission with you, and we are committed to delivering value to all of our stakeholders.

We are proud of what we have achieved together—and we are energized by the impact our science continues to make in the world.

Bharatt Chowrira, Ph.D., J.D.

Chief Executive Officer and Director

April 30, 2025

Note: Certain third-party trademarks are included here; PureTech does not claim any rights to any third-party trademarks.

COBENFY™ (xanomeline and trospium chloride) is indicated for the treatment of schizophrenia in adults. For Important Safety Information, see U.S. Full Prescribing Information, including Patient Information on COBENFY.com. Following the acquisition of Karuna, KarXT is now under the stewardship of Bristol Myers Squibb and will be marketed as Cobenfy.

1

PureTech level cash, cash equivalents and short-term investments excludes cash and cash equivalents at non-wholly owned subsidiary of $0.5m. PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments measure, please see below under the heading “Financial Review.”

Risk management

The execution of the Group’s strategy is subject to a range of risks and uncertainties. As a clinical-stage biotherapeutics company, the Group operates in an inherently high-risk environment. The Group’s strategic approach seeks to aid the Group’s risk management efforts to achieve an effective balancing of risk and reward. Risk assessment, evaluation and mitigation are integral parts of the Group’s management process. The Group, however, also recognizes that ultimately no strategy provides an assurance against loss, as for example we saw in 2024 with founded-entity Akili Interactive Labs, Inc., which merged with privately-held Virtual Therapeutics and ceased trading as a public company in July 2024.

Risks are formally identified by the Board and appropriate internal controls are put in place and tailored to the specific risks to monitor and mitigate them on an ongoing basis. If multiple or an emerging risk event occurs, it is possible that the overall effect of such events would compound the overall effect on the Group. The principal risks that the Board has identified as the key business risks facing the Group are set out in the table below along with the impact and mitigation management plan with respect to each risk. These risks are only a high-level summary of the principal risks affecting our business; any number of these or other risks could have a material adverse effect on the Group or its financial condition, development, results of operations, subsidiary companies and/or future prospects. Further information on the risks facing the Group can be found on pages [182] to [216] which also includes a description of circumstances under which principal and other risks and uncertainties might arise in the course of our business and their potential impact.

Risk	Impact*	Management Plans/Actions
1 Risks related to science and technology failure

The science and technology being developed or commercialized by some of our businesses may fail and/or our businesses may not be able to develop their intellectual property into commercially viable therapeutics or technologies.

There is also a risk that certain of the businesses may fail or not succeed as anticipated, resulting in significant decline of our value.

The failure of any of our businesses could decrease our value. A failure of one of the major businesses could also impact the reputation of PureTech as a developer of high value technologies and possibly make additional fundraising by PureTech or any Founded Entity more difficult or unavailable on acceptable terms at all.

Prior to additional steps in the development of any technology, extensive due diligence is carried out that covers all the major business risks, including technological feasibility, competition and technology advances, market size, strategy, adoption and intellectual property protection.

A capital efficient approach is employed, which requires the achievement of a level of proof of concept prior to the commitment of substantial capital is committed. Capital deployment is generally tranched to ensure the funding of programs only to their next value milestone. Members of our Board or our management team serve on the board of directors of several of the businesses so as to continue to guide each business’s strategy and to oversee proper execution thereof. We use our extensive network of advisors to ensure that each business has appropriate domain expertise as it develops and executes on its strategy and the R&D Committee of our Board reviews each program at each stage of development and advises our Board on further actions. Additionally, we have a diversified model with numerous assets such that the failure of any one of our businesses or therapeutic candidates would not result in a failure of all of our businesses.

2 Risks related to clinical trial failure

Clinical trials and other tests to assess the commercial viability of a therapeutic candidate are typically expensive, complex and time-consuming, and have uncertain outcomes.

Conditions in which clinical trials are conducted differ, and results achieved in one set of conditions could be different from the results achieved in different conditions or with different subject populations. If our therapeutic candidates fail to achieve successful outcomes in their respective clinical trials, the therapeutics will not receive regulatory approval and in such event cannot be commercialized. In addition, if we fail to complete or experience delays in completing clinical tests for any of our therapeutic candidates, we may not be able to obtain regulatory approval or commercialize our therapeutic candidates on a timely basis, or at all.

	A critical failure of a clinical trial may result in termination of the program and a significant decrease in our value. Significant delays in a clinical trial to support the appropriate regulatory approvals could impact the amount of capital required for the business to become fully sustainable on a cash flow basis.	We have a diversified model to limit the impact of clinical trial outcomes on our ability to operate as a going concern. We have dedicated internal resources to establish and monitor each of the clinical programs for the purpose of maximising successful outcomes. We also engage outside experts to help create well-designed clinical programs that provide valuable information and mitigate the risk of failure. Significant scientific due diligence and preclinical experiments are conducted prior to a clinical trial to evaluate the odds of the success of the trial. In the event of the outsourcing of these trials, care and attention are given to assure the quality of the vendors used to perform the work.

Risk	Impact*	Management Plans/Actions
3 Risks related to regulatory approval

The pharmaceutical industry is highly regulated. Regulatory authorities across the world enforce a range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of pharmaceutical therapeutics. Stringent standards are imposed which relate to the quality, safety and efficacy of these therapeutics. These requirements are a major determinant of the commercial viability of developing a drug substance or medical device given the time, expertise and expense which must be invested.

We may not obtain regulatory approval for our therapeutic candidates. Moreover, approval in one territory offers no guarantee that regulatory approval will be obtained in any other territory. Even if therapeutics are approved, subsequent regulatory difficulties may arise, or the conditions relating to the approval may be more onerous or restrictive than we anticipate.

	The failure of one of our therapeutics to obtain any required regulatory approval, or conditions imposed in connection with any such approval, may result in a significant decrease in our value.	We manage our regulatory risk by employing highly experienced clinical managers and regulatory affairs professionals who, where appropriate, will commission advice from external advisors and consult with the regulatory authorities on the design of our preclinical and clinical programs. These experts ensure that high-quality protocols and other documentation are submitted during the regulatory process, and that well-reputed contract research organizations with global capabilities are retained to manage the trials. We also engage with experts, including on our R&D Committee, to help design clinical trials to help provide valuable information and maximize the likelihood of regulatory approval. Additionally, we have a diversified model with numerous assets such that the failure to receive regulatory approval or subsequent regulatory difficulties with respect to any one therapeutic would not adversely impact all of our therapeutics and businesses.

4 Risks related to therapeutic safety

There is a risk of adverse reactions with all drugs and medical devices. If any of our therapeutics are found to cause adverse reactions or unacceptable side effects, then therapeutic development may be delayed, additional expenses may be incurred if further studies are required, and, in extreme circumstances, it may prove necessary to suspend or terminate development. This may occur even after regulatory approval has been obtained, in which case additional trials may be required, the approval may be suspended or withdrawn or require product labels to include additional safety warnings. Adverse events or unforeseen side effects may also potentially lead to product liability claims against us as the developer of the therapeutics and sponsor of the relevant clinical trials. These risks are also applicable to our Founded Entities and any trials they conduct or therapeutic candidates they develop.	Adverse reactions or unacceptable side effects may result in a smaller market for our therapeutics, or even cause the therapeutics to fail to meet regulatory requirements necessary for sale of the therapeutic. This, as well as any claims for injury or harm resulting from our therapeutics, may result in a significant decrease in our value.	Safety is our top priority in the design of our therapeutics. We conduct extensive preclinical and clinical trials which test for and identify any adverse side effects. Despite these steps and precautions, we cannot fully avoid the possibility of unforeseen side effects. To mitigate the risk further we have insurance in place to cover product liability claims which may arise during the conduct of clinical trials.

5 Risks related to therapeutic profitability and competition

We may be unable to sell our therapeutics profitably if reimbursement from third-party payers – such as private health insurers and government health authorities – is restricted or not available. If, for example, it proves difficult to build a sufficiently strong economic case based on the burden of illness and population impact.

Third-party payers are increasingly attempting to curtail healthcare costs by challenging the prices that are charged for pharmaceutical therapeutics and denying or limiting coverage and the level of reimbursement. Moreover, even if the therapeutics can be sold profitably, they may not be adopted by patients and the medical community.

Alternatively, our competitors – many of whom have considerably greater financial and human resources – may develop safer or more effective therapeutics or be able to compete more effectively in the markets targeted by us. New companies may enter these markets and novel therapeutics and technologies may become available which are more commercially successful than those being developed by us. These risks are also applicable to our Founded Entities and could result in a decrease in their value.

	The failure to obtain reimbursement from third party payers, and competition from other therapeutics, could significantly decrease the amount of revenue we may receive from therapeutic sales for certain therapeutics. This may result in a significant decrease in our value.	We engage reimbursement experts to conduct pricing and reimbursement studies for our therapeutics to ensure that a viable path to reimbursement, or direct user payment, is available. We also closely monitor the competitive landscape for our therapeutics and therapeutic candidates and adapt our business plans accordingly. Not all therapeutics that we are developing will rely on reimbursement. Also, while we cannot control outcomes, we seek to design studies to generate data that will help support potential reimbursement.

Risk	Impact*	Management Plans/Actions
6 Risks related to intellectual property protection

We may not be able to obtain patent protection for some of our therapeutics or maintain the secrecy of their trade secrets and know-how. If we are unsuccessful in doing so, others may market competitive therapeutics at significantly lower prices. Alternatively, we may be sued for infringement of third-party patent rights. If these actions are successful, then we would have to pay substantial damages and potentially remove our therapeutics from the market. We license certain intellectual property rights from third parties. If we fail to comply with our obligations under these agreements, it may enable the other party to terminate the agreement. This could impair our freedom to operate and potentially lead to third parties preventing us from selling certain of our therapeutics.	The failure to obtain patent protection and maintain the secrecy of key information may significantly decrease the amount of revenue we may receive from therapeutic sales. Any infringement litigation against us may result in the payment of substantial damages by us and result in a significant decrease in our value.	We spend significant resources in the prosecution of our patent applications and maintenance of our patents, and we have in-house patent counsel and patent group to help with these activities. We also work with experienced external attorneys and law firms to help with the protection, maintenance and enforcement of our patents. Third party patent filings are monitored to ensure the Group continues to have freedom to operate. Confidential information (both our own and information belonging to third parties) is protected through use of confidential disclosure agreements with third parties, and suitable provisions relating to confidentiality and intellectual property exist in our employment and advisory contracts. Licenses are monitored for compliance with their terms.

7 Risks related to enterprise profitability

We expect to continue to incur substantial expenditure in further research and development activities. There is no guarantee that we will become operationally profitable, and, even if we do so, we may be unable to sustain operational profitability.	The strategic aim of the business is to generate profits for our shareholders through the commercialization of technologies through therapeutic sales, strategic partnerships and sales of businesses or parts thereof. The timing and size of these potential inflows are uncertain. Should revenues from our activities not be achieved, or in the event that they are achieved but at values significantly less than the amount of capital invested, then it would be difficult to sustain our business.	We retain significant cash in order to support funding of our Founded Entities and our Wholly-Owned Programs. We have close relationships with a wide group of investors and strategic partners to ensure we can continue to access the capital markets and additional monetization and funding for our businesses. Additionally, our Founded Entities are able to raise money directly from third party investors and strategic partners.

8 Risks related to hiring and retaining qualified employees and key personnel

We operate in complex and specialized business domains and require highly qualified and experienced management to implement our strategy successfully. We and many of our businesses are located in the United States which is a very competitive employment market.

Moreover, the rapid development which is envisaged by us may place unsupportable demands on our current managers and employees, particularly if we cannot attract sufficient new employees. There is also the risk that we may lose key personnel.

	The failure to attract highly effective personnel or the loss of key personnel would have an adverse impact on our ability to continue to grow and may negatively affect our competitive advantage.	The Board regularly seeks external expertise to assess the competitiveness of the compensation packages of its senior management. Senior management continually monitors and assesses compensation levels to ensure we remain competitive in the employment market. We maintain an extensive recruiting network through our Board members, advisors and scientific community involvement. We also employ an executive as a full-time in-house recruiter and retain outside recruiters when necessary or advisable. Additionally, we are proactive in our retention efforts and include incentive-based compensation in the form of equity awards and annual bonuses, as well as a competitive benefits package. We have a number of employee engagement efforts to strengthen our PureTech community.

Risk	Impact*	Management Plans/Actions
9 Risks related to business, economic or public health disruptions

Business, economic, financial or geopolitical disruptions or global health concerns could seriously harm our development efforts and increase our costs and expenses.	Broad-based business, economic, financial or geopolitical disruptions could adversely affect our ongoing or planned research and development activities. Global health concerns, such as a further pandemic, or geopolitical events, like the ongoing consequences of the armed conflicts, could also result in social, economic, and labor instability in the countries in which we operate or the third parties with whom we engage. We consider the risk to be increasing since the prior year and note further risks associated with the banking system and global financial stability. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns or geopolitical events such as these ones could disproportionately impact the hospitals and clinical sites in which we conduct any of our current and/or future clinical trials, which could have a material adverse effect on our business and our results of operation and financial impact.	We regularly review the business, economic, financial and geopolitical environment in which we operate. It is possible that we may see further impact as a result of current geopolitical tensions. We monitor the position of our suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business. We develop and execute contingency plans to address risks where appropriate.

Financial Review

Reporting Framework

You should read the following discussion and analysis together with our Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including the risks set forth on pages 60 to 64 and in the Additional Information section from pages 182 to 219, our actual results could differ materially from the results described in or implied by these forward-looking statements.

Our audited Consolidated Financial Statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, have been prepared in accordance with UK-adopted International Financial Reporting Standards (“IFRSs”). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (“IASB”).

The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc (the “Parent”) and its consolidated subsidiaries, together “the Group”. These financial statements consolidate PureTech Health plc’s subsidiaries and include the Group’s interest in associates by way of equity method, as well as investments held at fair value. Subsidiaries are those entities over which the Group maintains control. Associates are those entities in which the Group does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Group has neither control nor significant influence for financial accounting purposes, or when the investment in associates is not in instruments that would be considered equity for accounting purposes, we recognize our holdings in such entity as an investment at fair value with changes in fair value being recorded in the Consolidated Statement of Comprehensive Income/(Loss). For purposes of our Consolidated Financial Statements, each of our Founded Entities1 are considered to be either a “subsidiary”, an “associate” or an “investment held at fair value” depending on whether the Group controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date, and depending on the form of the investment. For additional information regarding the accounting treatment of these entities, see Note 1. Material Accounting Policies to our Consolidated Financial Statements included in this report. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below.

Business Background and Results Overview

The business background is discussed above from pages 1 to 21, which describes the business development of our Wholly-Owned Programs3 and Founded Entities.

Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more therapeutic candidates of our wholly-owned or Controlled Founded Entities2, which may or may not occur. Historically, certain of our Founded Entities’ therapeutics received marketing authorization from the FDA, but our Wholly-Owned Programs have not generated revenue from product sales to date.

Furthermore, our ability to achieve profitability will largely rely on successfully monetizing our investment in Founded Entities, including the sale of rights to royalties, entering into strategic partnerships, and other related business development activities.

We deconsolidated a number of our Founded Entities, specifically Seaport Therapeutics, Inc. (“Seaport”) in October 2024, Vedanta Biosciences, Inc. (“Vedanta”) in 2023, Sonde Health Inc. (“Sonde”) in 2022, Karuna Therapeutics, Inc. (“Karuna”), Vor Biopharma Inc. (“Vor”) and Gelesis in 2019, and Akili in 2018.

Any deconsolidation affects our financials in the following manner:

•	our ownership interest does not provide us with a controlling financial interest;

•

we no longer control the Founded Entity’s assets and liabilities, and as a result, we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Consolidated Financial Statements;

•	we record our retained investment in the Founded Entity at fair value; and

•	the resulting amount of any gain or loss is recognized.

Whilst we do not plan to fully fund our LYT-100 or LYT-200 programs, we anticipate providing certain level of funding in 2025 while we seek external sources of funding. Consequently, we anticipate our expenses to increase in the short term as we continue to advance these Wholly-Owned Programs. However, we anticipate a decrease in our expenses in the mid- and long-term in connection with execution of our current strategy of housing these Wholly-Owned Programs in Founded Entities and accessing external sources of funding at the Founded Entity level, which, over time, could lead to the deconsolidation of the Founded Entities. The increase in our expenses and capital requirements in the near term will involve:

•	continued research and development efforts to advance our clinical programs through development; and

•	addition of clinical, scientific, operational, financial and management information systems and maintaining appropriate levels of personnel to execute on our strategic initiatives.

1.

Founded Entities are comprised of the entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities[2] and deconsolidated Founded Entities. As of December 31, 2024, deconsolidated Founded Entities included Vor Biopharma, Inc., Gelesis, Inc., Sonde Health, Inc., Vedanta Biosciences, Inc., and Seaport Therapeutics, Inc.

2.

Controlled Founded Entities are comprised of the Company’s consolidated operational subsidiaries that currently have already raised third-party dilutive capital. As of December 31, 2024, Controlled Founded Entities included only Entrega. Inc.

3.

Wholly-Owned Programs are comprised of the Company’s current and future therapeutic candidates and technologies that are developed by the Company’s wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company’s funding or non-dilutive sources of financing. As of December 31 ,2024, Wholly-Owned Programs were developed by the wholly-owned subsidiaries including PureTech LYT, Inc., PureTech LYT 100, Inc. and Gallop Oncology, Inc. and included primarily the programs deupirfenidone (LYT-100), and LYT-200.

In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate rigorously the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis.

As a result, we may need access to substantial additional funding in the future at the PureTech level, following the period described below in the Funding Requirements section, to support our continuing operations and pursue our growth strategy, including participating in financing activities at the Founded Entity level. We expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to access additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue our continuing operations and pursuit of our growth strategy, including participating in financing activities at the Founded Entity level. Further, if we are unable to obtain external funding for our LYT-100 and LYT-200 Wholly-Owned programs, we may have to delay, scale back or discontinue the development and commercialization of one or more of these Wholly-Owned programs.

Measuring Performance

The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results of current period are compared with the results of the comparative period in the prior year.

Reported Performance

Reported performance considers all factors that have affected the results of our business, as reflected in our Consolidated Financial Statements.

Core Performance

Core performance measures are alternative performance measures, which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS.

Cash flow and liquidity
PureTech Level cash, cash equivalents and short-term investments

Measure type: Core performance

Definition: Cash and cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries.

Why we use it: PureTech Level cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly-Owned Programs and make certain investments in Founded Entities.

Recent Developments (subsequent to December 31, 2024)

The Group has evaluated subsequent events after December 31, 2024 up to the date of issuance, April 30, 2025, of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto.

Financial Highlights

The following is the reconciliation of the amounts appearing in our Consolidated Statement of Financial Position to the alternative performance measure described above:

(in thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents	280,641	191,081
Short-term investments	86,666	136,062

Consolidated cash, cash equivalents and short-term investments	367,307	327,143
Less: cash and cash equivalents held at non-wholly owned subsidiaries	(493)	(1,097)

PureTech Level cash, cash equivalents and short-term investments	$366,813	$326,046

Basis of Presentation and Consolidation

Our Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value and is reported in reportable segments as described below.

Basis for Segmentation

Our Directors are our strategic decision-makers. Our operating segments are determined based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined each of our Wholly-Owned Programs represents an operating segment, and we have aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment. Each of our Controlled Founded Entities represents an operating segment. We aggregate each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. The aggregation is based on the high level of operational and financial similarities of the operating segments. For our entities that do not meet the definition of an operating segment, we present this information in the Parent Company and Other column in our segment footnote to reconcile the information in this footnote to our Consolidated Financial Statements. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

Following is the description of our reportable segments:

Wholly-Owned Programs

The Wholly-Owned Programs segment is advancing Wholly-Owned Programs which are focused on treatments for patients with devastating diseases. The Wholly-Owned Programs segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group’s funding or non-dilutive sources of financing. The operational management of the Wholly-Owned Programs segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development.

Controlled Founded Entities

The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of December 31, 2024 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and have an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the entity.

The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the segment information to the Consolidated Financial Statements. This column captures activities not directly attributable to the Group’s operating segment and includes the activities of the Parent, corporate support functions, certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for our deconsolidated entities through the date of deconsolidation (e.g. Seaport in 2024, Vedanta in 2023, and Sonde in 2022), and accounting for our holdings in Founded Entities for which control has been lost, which primarily represent: the activity associated with deconsolidating an entity we no longer control, the gain or loss on our investments accounted for at fair value (e.g. our ownership stakes in Seaport, Sonde, Vedanta, and Vor) and our net income or loss of associates accounted for using the equity method.

There was no change to the reportable segments in 2024, except for the changes to the composition of the reportable segments as described below.

In January 2024, we launched two new Founded Entities (Seaport Therapeutics “Seaport” and Gallop Oncology “Gallop”) to advance certain programs from the Wholly-Owned Programs segment. The financial results of these programs were included in the Wholly-Owned Programs segment as of and for the year ended December 31, 2023.

Seaport was deconsolidated on October 18, 2024 upon completion of its Series B preferred share financing. The financial results of Seaport through the date of deconsolidation are included within the Parent Company and Other column as of December 31, 2024.

As of December 31, 2024, Alivio, a wholly-owned subsidiary of the Group, was dormant and did not meet the definition of operating segment. The financial results of this entity were removed from the Wholly-Owned Programs segment and are included in the Parent Company and Other column. The corresponding information for 2023 and 2022 has been restated to include Alivio in the Parent Company and Other column so that the segment disclosures are presented on a comparable basis.

The table below summarizes the entities that comprised each of our segments as of December 31, 2024:

Wholly-Owned Programs Segment	Ownership Percentage
PureTech LYT	100.0%
PureTech LYT-100, Inc.	100.0%
Gallop Oncology, Inc. (Indirectly Held through PureTech LYT)	100.0%
Controlled Founded Entities Segment
Entrega, Inc.	77.3%
Parent Company and Other[1]
Alivio Therapeutics, Inc.	100.0%
Follica, LLC	85.4%
Gelesis, Inc.[2]	—%
Seaport Therapeutics, Inc.[3]	42.9%
Sonde Health, Inc.[4]	40.2%
Vedanta Biosciences, Inc.[5]	46.9%
PureTech Health plc	100.0%
PureTech Health LLC	100.0%
PureTech Securities Corporation	100.0%
PureTech Securities II Corporation	100.0%
PureTech Management, Inc.	100.0%

1	Includes dormant, inactive and shell entities as well as Founded Entities that were deconsolidated prior to 2024.
2	Gelesis filed for bankruptcy in October 2023.
3	Seaport Therapeutics, Inc. was deconsolidated on October 18, 2024.
4	Sonde Health, Inc was deconsolidated on May 25, 2022.
5	Vedanta Biosciences, Inc. was deconsolidated on March 1, 2023.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and we do not expect to generate any meaningful revenue from product sales in the near future. We derive our revenue from the following:

Contract revenue

We generate revenue primarily from licenses, services and collaboration agreements, including amounts that are recognized related to upfront payments, milestone payments, royalties and amounts due to us for research and development services. In the future, revenue may include additional milestone payments and royalties on any net product sales under our licensing agreements. We expect that any revenue we generate will fluctuate from period to period as a result of the timing and amount of license, research and development services and milestone and other payments.

Grant Revenue

Grant revenue is derived from grant awards we receive from governmental agencies and non-profit organizations for certain qualified research and development expenses. We recognize grants from governmental agencies and non-profit organizations as grant revenue in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that we will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. We evaluate the conditions of each grant as of each reporting date to ensure that we have reasonable assurance of meeting the conditions of each grant arrangement, and it is expected that the grant payment will be received as a result of meeting the necessary conditions.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our wholly-owned and our Controlled Founded Entities’ therapeutic candidates, which include:

•	employee-related expenses, including salaries, related benefits and equity-based compensation;

•

expenses incurred in connection with the preclinical and clinical development of our wholly-owned and our Founded Entities’ therapeutic candidates, including our agreements with contract research organizations;

•	expenses incurred under agreements with consultants who supplement our internal capabilities;

•	the cost of lab supplies and acquiring, developing and manufacturing preclinical study materials and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs.

We expense all research costs in the periods in which they are incurred and development costs are capitalized only if certain criteria are met. For the periods presented, we have not capitalized any development costs since we have not met the necessary criteria required for capitalization.

Research and development activities are central to our business model. Whilst we do not plan to fully fund our LYT-100 or LYT-200 programs, we anticipate providing certain level of funding in 2025 while we seek external sources of funding. Consequently, we anticipate that our research and development expenses will increase in the short term as we continue to advance these Wholly-Owned Programs. However, we anticipate a decrease in our research and development expenses in the mid- and long-term in connection with execution of our current strategy of housing these Wholly-Owned Programs in Founded Entities and accessing external sources of funding at the Founded Entity level, which, over time, could lead to the deconsolidation of the Founded Entities. The successful development of and external funding for our wholly-owned and our Founded Entities’ therapeutic candidates are highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these therapeutic candidates through our funding or in conjunction with our external partners. We do not anticipate fully-funding either the programs at the Founded Entities or the Wholly-Owned Programs and in the absence of access to adequate funding from external sources, we may have to delay, scale back or discontinue one or more of these therapeutic candidates. We are also unable to predict when, if ever, material net cash inflows will commence from our wholly-owned or our Founded Entities’ therapeutic candidates. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of:

•

progressing research and development of our Wholly-Owned Programs and Founded Entities and continuing to progress our various technology platforms and other potential therapeutic candidates based on previous human efficacy and clinically validated biology within our Wholly-Owned Programs and Founded Entities;

•	establishing an appropriate safety profile with investigational new drug application;

•	the success of our Founded Entities and their need for additional capital;

•	identifying new therapeutic candidates to add to our existing Wholly-Owned Programs or Founded Entities;

•	successful enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	addressing any competing technological and market developments, as well as any changes in governmental regulations;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements;

•

maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, as well as obtaining and maintaining regulatory exclusivity for our wholly-owned and our Founded Entities’ therapeutic candidates;

•	continued acceptable safety profile of our therapeutics, if any, following approval; and

•	attracting, hiring and retaining qualified personnel.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, the FDA, the EMA, or another comparable foreign regulatory authority may require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a therapeutic candidate, or we may experience significant trial delays due to patient enrollment or other reasons, in which case we would be required to expend significant additional financial resources and time on the completion of clinical development. In addition, we may obtain unexpected results from our clinical trials, and we may elect to discontinue, delay or modify clinical trials of some therapeutic candidates or focus on others. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our wholly-owned and our Founded Entities’ therapeutic candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our general and administrative expenses in support of our research and development efforts will increase in the short-term while we seek funding from external sources for the Wholly-Owned Programs. However, we anticipate a decrease in our general and administrative expenses in the mid- and long-term in connection with execution of our current strategy as we do not intend to fully fund our LYT-100 program’s Phase 3 trial or LYT-200’s Phase 2 trial on our own, and as we seek to fund future development of the clinical programs within our Wholly-Owned Programs with external sources of funding at the Founded Entity level, which, over time, could lead to the deconsolidation of the Founded Entities that house these programs.

Total Other Income/(Expense)

Gain on Deconsolidation of Subsidiary

Upon losing control over a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss).

Gain/(Loss) on Investments Held at Fair Value

Investments held at fair value include both unlisted and listed securities held by us, which include investments in Seaport, Vedanta, and other insignificant investments. We account for investments in convertible preferred shares in accordance with IFRS 9 as investments held at fair value when the preferred shares do not provide their holders with access to returns associated with a residual equity interest. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.

Realized Gain/(Loss) on Sale of Investments

Realized gain/(loss) on sale of investments held at fair value relates to realized differences in the per share disposal price of a listed security as compared to the per share exchange quoted price at the time of disposal. The realized loss in 2022 is attributable to the settlement of call options written by the Group on Karuna stock. The amounts in 2023 and 2024 are not significant.

Gain/(Loss) on Investments in Notes from Associates

Gain/(loss) on investments in notes from associates relates to our investment in the notes from Gelesis and Vedanta. We account for these notes in accordance with IFRS 9 as investments held at fair value, with changes in fair value recognized through the Consolidated Statement of Comprehensive Income/(Loss). The loss in 2023 is primarily attributable to a decrease in the fair value of our notes from Gelesis as Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code in October 2023. In 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15.0 million. As the only senior secured creditor, we expect to receive a majority of the proceeds from the sale after deduction of Bankruptcy Court related legal and administrative costs. We recorded a gain of $11.4 million in 2024 for the changes in the fair value of these notes.

Other Income (Expense)

Other income (expense) consists primarily of gains and losses on financial instruments.

Finance Income/(Costs)

Finance costs consist of loan interest expense, interest expense due to accretion of and adjustment to the sale of future royalties liability as well as the changes in the fair value of certain liabilities associated with financing transactions, mainly subsidiary preferred share liability in respect of preferred shares issued by our non-wholly owned subsidiaries to third parties. Finance income consists of interest income on funds invested in money market funds and U.S. treasuries.

Share of Net Income (Loss) of Associates Accounted for Using the Equity Method, Gain on Dilution of Ownership Interest and Impairment of Investment in Associates

Associates (or equity accounted investees) are accounted for using the equity method and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include our share of the total comprehensive income/(loss) of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the share of losses exceeds the net investment in the investee, including the investment considered long-term interests, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee.

We compare the recoverable amount of the investment to its carrying amount on a go-forward basis and determine the need for impairment.

When our share in the equity of the investee changes as a result of equity transactions in the investee (related to financing events of the investee), we calculate a gain or loss on such change in ownership and related share in the investee’s equity.

In 2023, we recorded our share of the net loss of Gelesis which reduced the carrying amount of our investment in Gelesis to zero. On October 30, 2023, Gelesis ceased operations and our significant influence in Gelesis ceased. In 2024, we recorded our share of the net losses of Sonde which reduced the carrying amount of our investment in Sonde to zero.

Income Tax

The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are not recorded if we do not assess their realization as probable. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our financial statements in the period that includes the substantive enactment date or the change in tax status.

Results of Operations

The following table, which has been derived from our audited financial statements for the years ended December 31, 2024, 2023 and 2022, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items:

	Year ended December 31,
(in thousands)	2024	2023	2022	Change (2023 to 2024)	Change (2022 to 2023)
Contract revenue	$4,315	$750	$2,090	$3,565	$(1,340)
Grant revenue	513	2,580	13,528	(2,067)	(10,948)

Total revenue	4,828	3,330	15,618	1,498	(12,288)

Operating expenses:
General and administrative expenses	(71,469)	(53,295)	(60,991)	(18,175)	7,696
Research and development expenses	(69,454)	(96,235)	(152,433)	26,781	56,199

Operating income/(loss)	(136,095)	(146,199)	(197,807)	10,104	51,607

Other income/(expense):
Gain/(loss) on deconsolidation of subsidiary	151,808	61,787	27,251	90,021	34,536
Gain/(loss) on investments held at fair value	(2,398)	77,945	(32,060)	(80,344)	110,006
Realized gain/(loss) on sale of investments	151	(122)	(29,303)	273	29,180
Gain/(loss) on investments in notes from associates	13,131	(27,630)	—	40,761	(27,630)
Other income/(expense)	961	(908)	8,131	1,869	(9,038)

Other income/(expense)	163,652	111,072	(25,981)	52,580	137,053

Net finance income/(costs)	4,773	5,078	138,924	(306)	(133,846)

Share of net income/(loss) of associates accounted for using the equity method	(8,754)	(6,055)	(27,749)	(2,699)	21,695
Gain/(loss) on dilution of ownership interest in associate	199	—	28,220	199	(28,220)
Impairment of investment in associates	—	—	(8,390)	—	8,390

Income/(loss) before income taxes	23,774	(36,103)	(92,783)	59,878	56,680
Taxation	4,008	(30,525)	55,719	34,532	(86,243)

Net income/(loss) including non-controlling interest	27,782	(66,628)	(37,065)	94,410	(29,563)

Less income/(loss) attributable to non-controlling interests	(25,728)	(931)	13,290	(24,797)	(14,221)

Net income/(loss) attributable to the Owners of the Group	$53,510	$(65,697)	$(50,354)	$119,207	$(15,342)

Comparison of the Years Ended December 31, 2024 and 2023

Total Revenue

	Year ended December 31,
(in thousands)	2024	2023	Change
Total Contract Revenue	4,315	750	3,565
Total Grant Revenue	513	2,580	(2,067)

Total Revenue	$4,828	$3,330	$1,498

Our total revenue was $4.8 million for the year ended December 31, 2024, an increase of $1.5 million, or 45.0% compared to the year ended December 31, 2023. The increase in revenue is primarily due an increase in contract revenue driven by the achievement of a $4.0 million milestone payment from Bristol Myers Squibb (“BMS”), the acquirer of Karuna, our deconsolidated Founded Entity, upon the U.S. Food and Drug Administration’s approval of KarXT which occurred in September 2024. We also recognized $0.3 million in royalty revenue from sales of KarXT (Cobenfy) pursuant to a patent license agreement between PureTech and Karuna. The increase is partially offset by the completion of a revenue agreement in 2023 for Entrega, our Controlled Founded Entity, and a decrease in grant revenue of $2.1 million related to completed grants and the deconsolidation of Vedanta in 2023.

General and Administrative Expenses

Our general and administrative expenses were $71.5 million for the year ended December 31, 2024, an increase of $18.2 million, or 34% compared to the year ended December 31, 2023. The increase is primarily driven by a $18.8 million increase in stock based compensation, $17.4 million of which resulted from new stock awards granted to employees, officers, founders and directors of Seaport in 2024 prior to the deconsolidation of Seaport from our Consolidated Financial Statements, partially offset with decrease in compensation and benefits expense, driven by an overall decrease in headcount in 2024 compared to 2023.

Research and Development Expenses

The following table shows the research and development expenses by program.

	Year ended December 31,
(in thousands)	2024	2023	Change
LYT-100 Programs external costs	(29,942)	$(39,530)	9,588
LYT-200 Programs external costs	(10,464)	$(8,850)	(1,614)
LYT-300 Programs external costs	(1,157)	(8,843)	7,686
Wholly owned PureTech Platform and other non-clinical programs external costs	(6,514)	(8,210)	1,697
Controlled Founded Entities Programs	(3,904)	(1,974)	(1,930)
Other research program external costs	(355)	(2,032)	1,677
Payroll costs	(15,023)	(21,102)	6,079
Facilities and other expenses	(2,095)	(5,693)	3,598

Total Research and Development Expenses:	$(69,454)	$(96,235)	$26,781

Our research and development expenses were $69.5 million for the year ended December 31, 2024, a decrease of $26.8 million, or 27.8% compared to the year ended December 31, 2023.

The decrease in research and development expenses in 2024 is driven by the following changes in program costs:

•	Decrease in LYT-100 program costs of $9.6 million is due to the completion of phase II study and lower patient enrollment activities in 2024 as compared to 2023.

•

Decrease in LYT-300 program costs of $7.7 million is primarily due to the development of this program, now being driven by Seaport, our Controlled Founded Entity which was deconsolidated in October, 2024.

•	Decrease in wholly owned PureTech Platform and other non-clinical programs costs of $1.7 million is primarily attributed to the deprioritization of the Alivio and certain Glyph platform assets.

•

The Controlled Founded Entities program costs in 2024 pertain entirely to Seaport’s LYT-300 program during the period of consolidation and until its deconsolidation. The balance in 2023 pertains primarily to Vedanta’s clinical programs during the period of consolidation and until its deconsolidation.

•	Decrease in other research program costs of $1.7 million is primarily attributed to the deconsolidation of Vedanta in March 2023.

•	Decrease in payroll costs of $6.1 million is driven by the deconsolidation of Vedanta in 2023, Seaport in 2024, and an overall decrease in headcount in 2024 as compared to 2023.

•

Decrease in facilities and other expenses of $3.6 million is primarily driven by lower depreciation expense resulting from the lower fixed asset balance in 2024 and lower fixed asset impairment charge in 2024 compared to 2023.

This decrease in research and development expenses is partially offset by the increase in LYT-200 program costs of $1.6 million due to the increased activity within the two clinical studies in the oncology therapy programs and increase in Controlled Founded Entities programs of $1.9 million due to the timing of deconsolidation of the Controlled Founded Entities.

Total Other Income/(Expense)

Total other income was $163.7 million for the year ended December 31, 2024 compared to $111.1 million for the year ended December 31, 2023, an increase of $52.6 million, or 47%. The increase in other income was primarily attributable to the following:

•

A one time gain of $151.8 million recognized in 2024 as a result of the deconsolidation of Seaport in October 2024, compared to a one time gain of $61.8 million recognized in 2023 as a result of the deconsolidation of Vedanta in March 2023, reflecting an increase in other income of $90.0 million.

•

A gain of $13.1 million in investments in notes from associates in 2024 attributed to the increase in the fair value of the Gelesis notes. The loss of $27.6 million in 2023 is primarily attributable to a decrease in the fair value of our notes from Gelesis as Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code in October 2023. In 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15.0 million. As the only senior secured creditor, we expect to receive a majority of the proceeds from the sale after deduction of Bankruptcy Court related legal and administrative costs. This change resulted in an increase in other income of $40.8 million.

•

A loss on investment held at fair value of $2.4 million in 2024 primarily attributed to the decline in fair value of various investments, compared to a gain of $77.9 million in 2023 primarily attributed to an increase in the fair value of Karuna shares. The change resulted in a decrease in other income of $80.3 million.

Net Finance Income/(Costs)

Net finance income/costs) was $4.8 million for the year ended December 31, 2024, compared to $5.1 million for the year ended December 31, 2023, a decrease of $0.3 million or 6%. The reduction in net finance income is primarily attributed to an increase in the fair value of subsidiary preferred share liability offset by various other changes.

Share of Net Income/(loss) of Associates Accounted for Using the Equity Method

For the year ended December 31, 2024, the share in net loss of associates reported under the equity method was $8.8 million as compared to the share in net loss of associates of $6.1 million for the year ended December 31, 2023, an increase in loss of $2.7 million or 45%. The increase in loss was primarily attributable to the increase in loss from Sonde and Group’s share of loss from Seaport accounted for under the equity method upon deconsolidation in October, 2024.

Taxation

For the year ended December 31, 2024, the income tax benefit was $4.0 million, compared to an income tax expense of $30.5 million for the year ended December 31, 2023, a decrease in income tax expense of $34.5 million or 113%. This decrease in tax expense was primarily attributable to the recognition of previously unrecognized deferred tax assets and related tax benefits in 2024, compared to the income tax expense recognized in 2023 due to an increase in unrecognized deferred tax assets that were not expected to be utilized in the future as well as certain discrete events and transactions from 2023, such as the tax effects from the sale of future royalties to Royalty Pharma. The income tax benefits in 2024 were partially offset by an increase in pre-tax income in the tax-consolidated U.S. group and an increase in Massachusetts income tax expense.

Comparison of the Years Ended December 31, 2023 and 2022

For the comparison of 2023 to 2022, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2023.

Material Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with UK-adopted International Financial Reporting Standards (“IFRSs”). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (“IASB”). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

While our significant accounting policies are described in more detail in the notes to our Consolidated Financial Statements appearing at the end of this report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements. See Note 1. Material Accounting Policies to our Consolidated Financial Statements for a further detailed description of our material accounting policies.

Financial instruments

We account for our financial instruments according to IFRS 9. In accordance with IFRS 9, we carry certain financial assets and financial liabilities at fair value, with changes in fair value through profit and loss (“FVTPL”). Valuation of these financial instruments includes determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, appropriate discount rate, volatility, and term to exit.

In accordance with IFRS 9, when issuing preferred shares in our subsidiaries, we determine the classification of financial instruments in terms of liability or equity. Such determination involves judgement. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations upon us to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party at any point in the future prior to liquidation, and whether that obligation will be settled by exchanging a fixed amount of cash or other financial assets for a fixed number of the Group’s equity instruments.

Consolidation

The Consolidated Financial Statements include the financial statements of the Group and the entities it controls. Based on the applicable accounting rules, we control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Therefore, an assessment is required to determine whether we have (i) power over the investee; (ii) exposure, or rights, to variable returns from our involvement with the investee; and (iii) the ability to use our power over the investee to affect the amount of our returns. Judgement is required to perform such assessment, and it requires that we consider, among others, activities that most significantly affect the returns of the investee, our voting shares, representation on the board, rights to appoint board members and management, shareholders agreements, de facto power and other contributing factors.

Sale of Future Royalties Liability

We account for the sale of future royalties liability as a financial liability, as we continue to hold the rights under the royalty bearing licensing agreement and have a contractual obligation to deliver cash to an investor for a portion of the royalty we receive. This liability is tied to the future royalties we may receive from product sales. We have no obligation to pay any amounts to the counterparty if we do not receive any royalties in the future. Interest on the sale of future royalties liability is recognized using the effective interest rate over the life of the related royalty stream.

The sale of future royalties liability and the related interest expense are based on our current estimates of future royalties expected to be paid over the life of the arrangement. Forecasts are updated periodically as new data is obtained. Any increases, decreases or a shift in timing of estimated cash flows require us to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future contractual cash flows that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.

In determining the appropriate accounting treatment for the Royalty Purchase Agreement during 2023, management applied significant judgement.

Investment in Associates

When we do not control an investee but maintain significant influence over the financial and operating policies of the investee, the investee is an associate. Significant influence is presumed to exist when we hold 20 % or more of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. We evaluate if we maintain significant influence over associates by assessing if we have the power to participate in the financial and operating policy decisions of the associate.

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include our share of the total comprehensive income or loss of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds the net investment in an equity accounted investee, including investments considered to be long-term interests (“LTI”), the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. To the extent we hold interests in associates that are not providing access to returns underlying ownership interests, the instrument held by us is accounted for in accordance with IFRS 9.

Judgement is required in order to determine whether we have significant influence over financial and operating policies of investees. This judgement includes, among others, an assessment whether we have representation on the board of the investee, whether we participate in the policy-making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee, and if there are any transactions between us and the investee.

Judgement is also required to determine which instruments we hold in the investee form part of the investment in associates, which is accounted for under IAS 28 and scoped out of IFRS 9, and which instruments are separate financial instruments that fall under the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by us and whether such financial instrument provides access to returns underlying an ownership interest.

Where the Group has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute long-term interests for the purposes of IAS 28. This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments.

Recent Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2. New Standards and Interpretations to our Consolidated Financial Statements.

Cash Flow and Liquidity

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:

•	the expenses incurred in the development of wholly-owned and Controlled Founded Entities’ therapeutic candidates;

•	the revenue, if any, generated by wholly-owned and Controlled-Founded Entities’ therapeutic candidates;

•	the revenue, if any, generated from licensing and royalty agreements with Founded Entities;

•	the financing requirements of the Wholly-Owned Programs and our Founded Entities; and

•	the investing activities including the monetization, through sale, of shares held in our public Founded Entities.

As of December 31, 2024, we had cash and cash equivalents of $280.6 million and short-term investments of $86.7 million. As of December 31, 2024, we had PureTech Level cash, cash equivalents and short-term investments of $366.8 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation with the IFRS number, see the section Measuring Performance earlier in this Financial Review). In March 2024, we received total proceeds of $292.7 million before income tax in exchange for our holding of 886,885 shares of Karuna common stock as a result of the completion of Karuna acquisition by Bristol Myers Squibb (“BMS”).

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
(in thousands)	2024	2023	2022
Net cash used in operating activities	$(134,369)	$(105,917)	$(178,792)
Net cash provided by (used in) investing activities	240,888	68,991	(107,223)
Net cash provided by (used in) financing activities	(16,958)	78,141	(29,827)

Net increase (decrease) in cash and cash equivalents	$89,560	$41,215	$(315,842)

Operating Activities

Net cash used in operating activities was $134.4 million for the year ended December 31, 2024, as compared to $105.9 million for the year ended December 31, 2023, resulting in an increase of $28.5 million in net cash used in operating activities. The increase in cash outflows is primarily attributable to $37.8 million increase in tax payments related to the sale of the Karuna shares, offset by a net increase in interest receipts and decrease in interest payment of $9.5 million.

Net cash used in operating activities was $105.9 million for the year ended December 31, 2023, as compared to $178.8 million for the year ended December 31, 2022, resulting in a decrease of $72.9 million in net cash used in operating activities. The decrease in outflows is primarily attributable to our lower operating loss mainly due to a decrease in research and development activities in the Wholly-Owned Programs and Controlled Founded Entities and a decrease of operating cash flows as a result of the deconsolidation of Vedanta on March 1, 2023.

Investing Activities

Net cash provided by investing activities was $240.9 million for the year ended December 31, 2024, as compared to net cash provided by investing activities of $69.0 million for the year ended December 31, 2023, resulting in an increase of $171.9 million in cash provided by investing activities. The increase in net cash provided by investing activities was primarily attributable to an increase in proceeds from the sale of investments held at fair value of $264.8 million, partially offset by an increase in cash outflow from short-term investment activities (redemptions, net of purchases) amounting to $17.2 million, and the derecognition of cash balances of $91.6 million upon deconsolidation of Seaport in 2024, compared to $13.8 million from the deconsolidation of Vedanta in 2023, a net increase in cash outflow of $77.8 million.

Net cash provided by investing activities was $69.0 million for the year ended December 31, 2023, as compared to net cash outflow of $107.2 for the year ended December 31, 2022, resulting in an increase of

$176.2 million in net cash from investing activities. The increase in net cash from investing activities was primarily attributable to increased cash inflow from short-term investment activities (redemptions, net of purchases) amounting to $264.4 million, partially offset by a reduction in proceeds from the sale of investments held at fair value of $85.4 million.

Financing Activities

Net cash used in financing activities was $17.0 million for the year ended December 31, 2024, as compared to net cash provided by financing activities of $78.1 million for the year ended December 31, 2023, resulting in an increase of $95.1 million in net cash used in financing activities. The increase in net cash used in financing activities was primarily attributable to a $87.9 million increase in share repurchase activities, related primarily to the repurchase of $100.0 million of shares in the June 2024 tender offer, and a $75.0 million decrease in cash inflow from Royalty Pharma under Royalty Purchase Agreement, partially offset by a $68.1 million proceeds from issuance of subsidiary preferred shares in 2024 as compared to 2023.

Net cash provided by financing activities was $78.1 million for the year ended December 31, 2023, as compared to net cash used in financing activities of $29.8 million for the year ended December 31, 2022, resulting in an increase of $108.0 million in the net cash provided by financing activities. The increase in the net cash provided by financing activities was primarily attributable to the receipts of $100.0 million upfront payment from Royalty Pharma upon execution of Royalty Purchase Agreement in March 2023, and a $6.8 million decrease in treasury stock purchase in 2023 as compared to 2022.

Funding Requirements

We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets as of December 31, 2024, will be sufficient to fund our operations and capital expenditure requirements into at least 2027. We expect to incur substantial additional expenditures in the near term to support our ongoing and future activities. We anticipate to continue to incur net operating losses for the foreseeable future to support our existing Founded Entities and our strategy around creating and supporting other Founded Entities, should they require it, to reach significant development milestones over the period of the assessment in conjunction with our external partners. We also expect to incur significant costs to advance our Wholly-Owned Programs, although we do not intend to fully fund our LYT-100 program’s Phase 3 trial or LYT-200 program’s Phase 2 trial, on our own, to continue research and development efforts, to discover and progress new therapeutic candidates and to fund the Group’s operating costs into at least 2027. Our ability to fund our therapeutic development and clinical operations as well as ability to fund our existing and future Founded Entities will depend on the amount and timing of cash received from financings at the Founded Entity level, monetization of shares of public Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property related claims;

•	the emergence of competing technologies and products and other adverse marketing developments;

•

the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities;

•	the number and types of future therapeutics we develop and support with the goal of commercialization;

•	The costs, timing and outcomes of identifying, evaluating, and investing in technologies and drug candidates to develop as Wholly-Owned Programs or as Founded Entities; and

•	the success of our Founded Entities and their need for additional capital.

A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future.

Financial Position

Summary Financial Position

	As of December 31,
(in thousands)	2024	2023	Change
Investments held at fair value	$191,426	$317,841	$(126,415)
Other non-current assets	24,953	28,930	(3,976)

Non-current assets	216,379	346,771	(130,392)

Cash and cash equivalents, and short-term investments	367,307	327,143	40,164
Other current assets	18,949	20,059	(1,110)

Current assets	386,256	347,201	39,054

Total assets	602,635	693,973	(91,338)

Lease liability	14,671	18,250	(3,579)
Deferred tax liability	—	52,462	(52,462)
Sale of future royalties liability, non-current	136,782	110,159	26,623
Other non-current liabilities	1,861	3,501	(1,640)

Non-current liabilities	153,314	184,371	(31,058)

Trade and other payables	27,020	44,107	(17,088)
Notes payable	4,111	3,699	412
Preferred share liability	169	169	—
Sale of future royalties liability, current	6,435	—	6,435
Other current liabilities	3,654	3,394	259

Current liabilities	41,388	51,370	(9,982)

Total liabilities	194,702	235,741	(41,039)

Net assets	407,933	458,232	(50,298)

Total equity	$407,933	$458,232	$(50,298)

Investments Held at Fair Value

Investments held at fair value decreased by $126.4 million to $191.4 million as of December 31, 2024. As of December 31, 2024, Investments held at fair value consist primarily of our preferred share investment in Seaport (from October, 2024), Vedanta, and our common share investment in Vor. The decrease is attributed to a $287.1 million decrease due to the sale of Karuna and Akili shares as a result of Karuna’s acquisition by BMS in March 2024 and Akili’s acquisition by Virtual Therapeutics in July 2024 as well as decreases in fair value of various other investments. The decreases were partially offset by Group’s recognizing its investment in the convertible preferred shares of Seaport in the amount of $179.2 million subsequent to Seaport being deconsolidated from the Group’s financial statements.

Cash, Cash Equivalents, and Short-Term Investments

Consolidated cash, cash equivalents and short-term investments increased by $40.2 million to $367.3 million as of December 31, 2024. The increase is primarily attributed to an aggregate of $298.1 million in proceeds from the disposition of Karuna and Akili shares, $68.1 million in proceeds from the issuance of Seaport Series A-2 preferred shares and a $25.0 million milestone payment from Royalty Pharma during the year ended December 31, 2024, partially offset by net cash used in operating activities of $134.4 million, purchases of treasury stock and repurchases in connection with the June 2024 tender offer of $107.6 million, investment in Seaport Series B preferred shares of $14.4 million and cash derecognized upon loss of control over Seaport of $91.6 million.

Non-current liabilities

Non-current liabilities decreased by $31.1 million to $153.3 million as of December 31, 2024. The decrease is due to the reversal of $52.5 million deferred tax liability in 2024 which was primarily related to the appreciation of Karuna shares as of December 31, 2023. The decrease is partially offset by an increase in the sale of future royalty liability driven by the receipt of a $25.0 million milestone payment from BMS following the approval by the FDA to market KarXT as Cobenfy, and the accretion of non-cash interest expense on the sale of future royalties liability.

Trade and Other Payables

Trade and other payables decreased by $17.1 million to $27.0 million as of December 31, 2024. The decrease reflected lower operating expenses primarily from the reduced clinical trials related activities as well as the deconsolidation of Seaport for the year ended December 31, 2024.

Quantitative and Qualitative Disclosures about Financial Risks

Interest Rate Sensitivity

As of December 31, 2024, we had cash and cash equivalents of $280.6 million and short-term investments of $86.7 million, while we had PureTech Level cash, cash equivalents and short-term investments of $366.8 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation with the IFRS number, see the section Measuring Performance earlier in this Financial review). Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts, we do not believe a change in interest rates would have a material effect on the fair market value of our portfolio, and therefore, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Foreign Currency Exchange Risk

We maintain our Consolidated Financial Statements in our functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods.

Controlled Founded Entity Investments

We maintain investments in certain Controlled Founded Entities. Our investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. We are exposed to a subsidiary preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. The liability of preferred shares is maintained at fair value through profit and loss. We view our exposure to third-party subsidiary preferred share liability as low as of December 31, 2024 as the liability is not significant. Please refer to Note 17. Subsidiary Preferred Shares to our Consolidated Financial Statements for further information regarding our exposure to Controlled Founded Entity investments.

Deconsolidated Founded Entity Investments

We maintain certain debt or equity holdings in Founded Entities which have been deconsolidated. These holdings are deemed either as investments carried at fair value under IFRS 9 with changes in fair value recorded through profit and loss or as associates accounted for under IAS 28 using the equity method. Our exposure to investments held at fair value and investments in notes from associates was $191.4 million and $17.7 million, respectively, as of December 31, 2024, and we may or may not be able to realize the value in the future. Accordingly, we view the risk as high. Our exposure to investments in associates is limited to the carrying amount of the investment. We are not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. Accordingly, we do not view this risk as high.

Equity Price Risk

As of December 31, 2024, we held 2,671,800 common shares of Vor with a fair value of $3.0 million. As of December 31, 2023, we held 886,885 common shares of Karuna, 2,671,800 common shares of Vor, and 12,527,476 common shares of Akili with fair value of $280.7 million, $6.0 million, and $6.1 million, respectively. The common shares of Karuna and Akili were disposed of in 2024 as part of Karuna’s acquisition by BMS in March 2024 and Akili’s acquisition by Virtual Therapeutics in July 2024.

The investment in Vor is exposed to fluctuations in the market price of Vor’s common shares. We view the exposure to equity price risk as low.

Liquidity Risk

We do not believe we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. While we believe our cash and cash equivalents and short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future, our investments will not be subject to adverse changes or decline in value based on market conditions.

Credit Risk

We maintain an investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity and meet operating needs. Although our investments are subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments.

Credit risk is also the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to receivables is owed to the limited number of companies comprising our receivable base. However, our exposure to credit losses is currently low due to the immateriality of the outstanding receivable balance, a small number of counterparties and the high credit quality or healthy financial conditions of these counterparties.

Foreign Private Issuer Status

Owing to our U.S. listing on the Nasdaq Global Market, we report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.